Intervest Bancshares Corporation

One Rockefeller Plaza (Suite 400)

New York, New York 10020-2002

By Facsimile (703) 813-6983

/EDGAR – As Correspondence

July 13, 2009

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Greg Dundas
Division of Corporate Finance

	RE:	Intervest Bancshares Corporation
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
File No.: 333-156727

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 of Intervest Bancshares Corporation (the “Issuer”) be accelerated to Wednesday, July 15, 2009, at 9:00 a.m., or as soon thereafter as practicable.

The Issuer hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, the Issuer does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This will confirm that the Issuer is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above-referenced registration statement.

Very truly yours,

INTERVEST BANCSHARES CORPORATION

By:	/s/ Lowell S. Dansker
Lowell S. Dansker
President and Chief Executive Officer